Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation (the “Company”) #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 19, 2009
Item 3	News Release The news release dated October 19, 2009 was disseminated through Canada Stockwatch and Market News.
Item 4	Summary of Material Change The Company announced the completion of a positive Preliminary Assessment on the 100%-owned Camino Rojo gold project located in Zacatecas state, Mexico.
Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated October 19, 2009. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 19th day of October, 2009.

NEWS RELEASE

October 19, 2009	TSX Venture Symbol: CPQ

Positive Preliminary Assessment For Camino Rojo Gold Project

Vancouver, B.C. - Canplats Resources Corporation (TSX-V: CPQ) is pleased to announce the completion of a positive Preliminary Assessment on the 100%-owned Camino Rojo gold project located in Zacatecas state, Mexico.  The Preliminary Assessment was prepared by Mine and Quarry Engineering Services Inc. (“MQes”) of San Mateo, California, under the direction of Mr. Christopher Kaye, an independent qualified person under Canadian National Instrument 43-101 (“NI 43-101”). MQes has been engaged to complete a Prefeasibility Study for the project.

The Preliminary Assessment supports open-pit, heap-leach mining of oxide and transitional mineralization at the Represa deposit. The study does not examine the extensive sulphide mineralization that exists at Camino Rojo, which represents an additional opportunity for Canplats and will be the subject of further studies. Highlights of the Preliminary Assessment, using base case prices of US$750 per ounce gold and US$13.50 per ounce silver, are:

•

Base case ultimate pit containing 1.71 million ounces gold and 34.2 million ounces silver (74.9 million tonnes grading 0.71 g/t Au and 14.2 g/t Ag) with a low strip ratio of 0.7 to 1.

•

Average annual production of 122,300 ounces of gold and 902,100 ounces of silver over a 10.4 year mine life at a net cash operating cost of US$340 per ounce of gold (including silver credits).

•

Initial capital costs estimated at US$133.8 million.

•

A pre-tax internal rate of return (“IRR”) of 32.5% and a net present value (“NPV”) of US$194.9 million at a 5% discount rate, increasing to 65.7% IRR and a US$477.2 million NPV at current metal prices of US$1,036 per ounce gold and US$17.19 per ounce silver (as of Oct. 6, 2009).

Table 1: Camino Rojo Preliminary Assessment - Financial Analysis

Price Scenario	Gold (US$/oz)	Silver (US$/oz)	Undiscounted Cash Flow (millions US$) (ii)	NPV at 5% Discount (millions US$) (ii)	IRR (%) (ii)
Base Case	750	13.50	313.4	194.9	32.5
	850	15.30	457.5	296.8	44.7
	950	17.10	601.6	398.7	56.5
Spot (i)	1,036	17.19	711.9	477.2	65.7

(i)

Source: www.kitco.com on Oct. 6, 2009

(ii)

Amounts are on a Pre-Tax Basis

The Preliminary Assessment is based upon resources estimated by Mr. Douglas Blanchflower, P.Geo., of Minorex Consulting in a 43-101 compliant technical report dated January 5, 2009 and entitled “Technical Report on the Mineral Resources of the Camino Rojo Property.”  Mr. Howard Steidtmann of MQes, an independent qualified person under NI 43-101, used the Minorex resource estimate and Pit Optimization Package (POP!) software to estimate in-pit resources of 74.9 million tonnes grading 0.71 g/t Au and 14.2 g/t Ag containing 1.71 million ounces gold and 34.2 million ounces silver. These in-pit resources included only oxide and transitional mineralization within measured and indicated classifications, and excluded inferred resources and sulphide mineralization.

Table 2: Camino Rojo Preliminary Assessment Summary (i)(ii)(iii)

Production Summary
Processed Tonnes (iv)	74.9 million
Average Gold Grade (iv)	0.71 g/t
Average Silver Grade (iv)	14.2 g/t
Processing Rate (Tonnes Per Day)	20,000
Mine Life (Years)	10.4
Weighted Average Gold Recoveries	75%
Weighted Average Silver Recoveries	27%
Average Annual Gold Production	122,300 Ounces
Average Annual Silver Production	902,100 Ounces
Estimated Costs
Mining Cost – Life of Mine	US$248.6 million
Processing Cost – Life of Mine	US$284.7 million
G&A Cost – Life of Mine	US$31.5 million
Total Operating Costs – Life of Mine	US$564.8 million
Total Capital Cost Estimate	US$133.8 million

(i)

All monetary values in U.S. dollars.

(ii)

The PA is preliminary in nature and there is no certainty that the PA will be realized .. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(iii)

Base case metal prices of US$750 per ounce gold and US$13.50 per ounce of silver were used

(iv)

Material processed does not meet NI 43-101 requirements for Ore (reserves)

A technical report entitled “Preliminary Assessment based on the Report Titled Technical Assessment of the Camino Rojo Project, Zacatecas, Mexico” and dated October 16, 2009 will be filed on SEDAR and can be found on Canplats’ web site.

The Camino Rojo project hosts measured and indicated resources estimated using a 0.2 g/t gold grade cutoff for oxide and transition materials and a 0.3 g/t gold grade cutoff for sulphide materials to be 3.44 million ounces of gold and 60.7 million ounces of silver at the Represa deposit with additional inferred resources of 0.56 million ounces of gold and 7.6 million ounces of silver (see Table 3 below).

The Represa deposit is situated in flat terrain within an area of excellent infrastructure, less than 5 kilometers from a paved highway and high voltage power lines.  Canplats is actively pursuing the acquisition of surface rights in the Represa area.

Mr. Christopher Kaye, an independent qualified person under NI 43-101 and principal author of the Preliminary Assessment, has verified the data disclosed in this news release.

For further information, contact:

Corporate Information:

Canplats Resources Corporation

R.E. Gordon Davis

Chairman and C.E.O.

Direct: (604) 629-8292

Canplats Resources Corporation

Bruce A. Youngman

President and C.O.O.

Direct: (604)-629-8293

Investor Inquiries:

Blaine Monaghan

Director, Investor Relations

Direct: (604) 629-8294

Toll-Free: (866) 338-0047

info@canplats.com

http://www.canplats.com

G2 Consultants Corporation

NA Toll-Free: (866) 742-9990

Tel: (604) 742-9990

Fax: (604) 742-9991

canplats@g2consultants.com

Table 3: Represa Deposit Mineral Resource Summary (i)

Category	Size	Grade				Gold Ounces (000’s)	Silver Ounces (000’s)
	Tonnes (Millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
Measured	9.58	0.76	13.40	0.34	0.29	235	4,126
Indicated	153.81	0.65	11.44	0.37	0.18	3,210	56,582
Total M&I	163.39	0.66	11.56	0.37	0.19	3,445	60,708
Inferred	31.03	0.56	7.63	0.31	0.10	555	7,612

(i)

Based upon a cut-off grade of 0.2 grams gold per tonne for oxide and transitional resources, with a cut-off grade of 0.3 grams gold per tonne for sulphide resources.

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.   Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release ..

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws (collectively, “forward-looking statements”). Such forward- looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission and on SEDAR ..

Cautionary note to U.S. investors:  The terms “measured mineral resource”, ”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.